                                                Filed Pursuant to form 424(B)(3)
                                                        to File Number 333-50330

PROSPECTUS

                                6,723,193 SHARES

                               GENTA INCORPORATED
                                  COMMON STOCK

                               ------------------


     The selling stockholders of Genta Incorporated listed on pages 12 through 15 of this prospectus are offering and selling a total of 6,723,193 shares of Genta common stock that each own and, in the case of certain selling stockholders, can acquire by exercising warrants that they own. These shares were originally issued to the selling stockholders in connection with Genta's recently completed private placements and pursuant to a license agreement between Genta and Molecular Biosystems, Inc. Genta will not receive any of the proceeds from the sale of the shares sold by these selling stockholders and is not offering any shares for sale under this prospectus. See "Plan of Distribution" on page 16 for a description of sales of the shares by the selling stockholders.

     Genta common stock is listed on the Nasdaq National Market under the symbol "GNTA." On November 16, 2000, the closing sale price for Genta common stock, as reported on the Nasdaq National Market, was $8.25. We advise you to obtain a current market quotation for Genta common stock.

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     INVESTING IN GENTA COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 6 OF THIS PROSPECTUS.

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     NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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     THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING STOCKHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SEC IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

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               The date of this prospectus is December 4, 2000.

                                TABLE OF CONTENTS

                                                                     PAGE
                                                                     ----

About Genta Incorporated...............................................3
Risk Factors...........................................................6
Legal Proceedings.....................................................10
Forward-Looking Statements............................................11
Use of Proceeds.......................................................11
Selling Stockholders..................................................12
Plan of Distribution..................................................16
Legal Matters.........................................................17
Experts...............................................................17
Where You Can Find Additional Information.............................18

                                     SUMMARY

     THIS SUMMARY HIGHLIGHTS SELECTED INFORMATION FROM THIS PROSPECTUS AND MAY NOT CONTAIN ALL OF THE INFORMATION THAT IS IMPORTANT TO YOU. TO UNDERSTAND THIS OFFERING FULLY, YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY, INCLUDING "RISK FACTORS" BEGINNING ON PAGE 6. IN ADDITION, YOU SHOULD ALSO READ THE DOCUMENTS WE HAVE REFERRED YOU TO IN "WHERE YOU CAN FIND ADDITIONAL INFORMATION" ON PAGE 14 FOR INFORMATION ON OUR COMPANY AND OUR FINANCIAL STATEMENTS.

                            ABOUT GENTA INCORPORATED

     Genta Incorporated is a biopharmaceutical company dedicated to developing drugs to treat cancer. Genta's primary research efforts have been focused on the development of a class of drugs designed to target specific genes, namely those that produce proteins that help cancer cells survive and resist the effects of treatment. All of our potential therapeutic products are in various stages of research and development. In late 1996, Genta filed an Investigational New Drug Application for our leading drug, called Genasense(TM), and in October 1999, we received confirmation from the United States Food and Drug Administration ("FDA") that Genasense(TM) has been granted "fast track" designation for use in combination with dacarbazine (a commonly-used anti-cancer drug) to treat malignant melanoma. "Fast track" designation allows us to submit an application for regulatory approval to the FDA prior to completion of our clinical trials and requires the FDA to respond to our application on an expedited basis.

     The development of Genasense(TM) has been and will continue to be the single most important project within the company. Genasense(TM) targets the "Bcl-2" protein. This protein is one of a family of proteins that controls a cell's normal process of maintaining its genetic or DNA integrity. When a cell determines that its genetic sequence or other vital cell structures are seriously damaged, it commits suicide rather than dividing to produce two new cells. This process is called "apoptosis," or programmed cell death. Bcl-2 protein inhibits programmed cell death and allows damaged cells to survive. Many cancer cells have an excess of this protein, making them resistant to many of the drugs and other treatments such as radiation that are commonly used to treat cancer.

     Genasense(TM) is designed to reduce the level of Bcl-2 protein in cells. This drug is based on a specific sequence of the gene that is responsible for producing Bcl-2 protein. Genes, or DNA, are made of four different building blocks, or nucleotides, arranged in specific sequences that provide the code for the production of proteins. Genasense(TM) acts by binding to the gene's messenger, called messenger-RNA, and the combination results in the destruction of that messenger by an enzyme normally present in cells. Since the messenger-RNA that enables the cell to make a protein has been called "sense," the drugs used to interrupt this process are often called "antisense."

     Genta believes that antisense compounds can be designed in such a way so as to provide a cancer therapy that reduces the risk of side effects of traditional cancer treatments. Antisense drugs are specific sequences of nucleotides, the building blocks of genes or DNA, but antisense drugs contain far fewer nucleotides than the whole gene. As a result of that specific sequence, they should bind only to the matching sequence of nucleotides in the messenger-RNA. Because antisense drugs are made up of a series of nucleotides, they are also called "antisense oligonucleotides."

     In late 1995, the first clinical trial of Genasense(TM) was started in the United Kingdom in non-Hodgkin's lymphoma patients for whom prior therapies had failed. This clinical trial, which was conducted at the Royal Marsden Hospital, established a safe dose range in these lymphoma patients. Although the study was not designed to evaluate drug efficacy, the study showed promising single agent activity to reduce the lymphoma and the cancer-related symptoms in some patients. The study also showed frequent reduction of the Bcl-2 protein in the lymphoma cells of some treated patients. In late

1996, an Investigational New Drug Application for the Genasense(TM) clinical program was filed with and allowed to proceed by the FDA.

     In late 1997, a second trial using Genasense(TM) was initiated in the United States at the Memorial Sloan-Kettering Cancer Center in New York City for patients diagnosed with solid tumors. In 1998, several additional trials were initiated in North America and Europe. In each of these trials, Genta is investigating the safety and activity of Genasense(TM) given in combination with standard drugs used in the treatment of different cancers, such as lymphoma, prostate, melanoma and breast cancer.

     In May 1999 Genta and the National Cancer Institute ("NCI"), one of the U.
S. National Institutes of Health, agreed to collaborate on a development program for Genasense(TM). Under the agreement, Genta will provide the NCI with Genasense(TM) Recently, the NCI commenced studies using Genasense(TM) for treatment of relapsed acute leukemia, colorectal and small cell lung cancer.

     Based on the available results from the on-going clinical trials, Genta has moved the development of Genasense(TM) into Phase 3 studies that will determine its overall effectiveness and safety in patients with specific types of cancer. Genta has elected to focus development on cancers that cannot be treated effectively by the available anti-cancer drugs. In that way, Genta believes that its development programs will have a higher likelihood of qualifying for "fast track" designation by the FDA and then for accelerated development and approval for marketing by the FDA. In October 1999, Genta received confirmation from the FDA granting "fast track" designation to Genasense(TM) for use in combination with dacarbazine (a commonly-used anti-cancer drug) to treat malignant melanoma.

     Genta also owns 50% of Genta Jago Technologies B.V. ("Genta Jago"), a drug delivery system joint venture which was established to develop oral controlled-release drugs. To date, no products from this joint venture have been commercialized, although an abbreviated new drug application was submitted in 1998 by Genta Jago's marketing partner for one product. Genta Jago's original plan was to use a patented drug delivery technology (called "GEOMATRIX") in a two-pronged commercialization strategy: first, the development of generic versions of successful brand-name controlled-release drugs; and second, the development of controlled-release formulations of drugs currently marketed in only immediate-release form. The only products in development to date are those in the first category.

     In March 1999, Genta entered into an interim agreement pursuant to which Genta was released from all liability relating to unpaid development costs and funding obligations of Genta Jago. SkyePharma (on behalf of itself and its affiliates) agreed to be responsible for substantially all the obligations of the joint venture to third parties and for the further development of the joint venture's products, with any net income resulting from certain products of the joint venture to be allocated in agreed-upon percentages between Genta and SkyePharma.

     In May 1999, Genta sold the assets of its subsidiary, JBL Scientific, Inc., to raise additional funds for its continuing drug development work.

     In August 1999, Genta acquired Androgenics Technologies, Inc., a company with license rights to a series of compounds invented at the University of Maryland, Baltimore to treat prostate cancer. These compounds have the potential to broaden Genta's product portfolio of drugs. These compounds are currently being evaluated by the inventors. Genta expects to advance a lead compound into expanded animal safety and pharmacology studies sometime in the year 2000. These compounds block the production of testosterone which stimulates the growth of prostate cancer, at both major sources of testosterone in the body, the testes and the adrenal glands. In addition to reducing the amount of testosterone available to the tumor, these compounds also block the prostate cancer cell's receptors for testosterone and a potent biological conversion product or metabolite, dihydrotestosterone. Animal studies suggest that these receptors can change or mutate over time and such changes could be a cause of resistance to standard hormone receptor blocking drugs now used to treat prostate cancer. In contrast, the Androgenics compounds appear to block both the normal receptors and the mutant receptors, which may make treatment with these new drugs more effective over a longer period of time than currently available treatments. This research is still early in its development and the safety and potential benefits will have to be studied and confirmed in animal and human trials.

     In April 2000, we entered into an asset purchase agreement with Relgen LLC, a privately held corporation and an affiliate of Genta, in which we acquired all the assets, rights and technology to a portfolio of gallium containing compounds, known as Ganite(TM), in exchange for 10,000 shares of common stock. These compounds are used to treat cancer-related hypercalcemia.

     In May 2000, we entered into a licensing arrangement with Molecular Biosystems, Inc. ("MBI") for a broad portfolio of patents and technology that relate to antisense for therapeutic and diagnostic applications. The arrangement includes grants of both exclusive and non-exclusive rights from MBI to Genta on a royalty-free basis in return for cash and shares of Genta common stock.

     In October 2000, Genta moved its offices to New Jersey. Genta's principal offices are now located at Two Oak Way, Berkeley Heights, New Jersey 07922, and its telephone number is (908) 286-9800.

                                  RISK FACTORS

INVESTING IN THESE SECURITIES INVOLVES SUBSTANTIAL RISKS. YOU SHOULD CONSIDER CAREFULLY THE FOLLOWING RISK FACTORS, TOGETHER WITH ALL OF THE OTHER INFORMATION INCLUDED IN THIS PROSPECTUS AND INCORPORATED BY REFERENCE INTO THIS PROSPECTUS, IN DECIDING WHETHER TO INVEST IN THE SECURITIES.

OUR BUSINESS WILL SUFFER IF WE FAIL TO OBTAIN TIMELY FUNDING.

     Our operations to date have consumed substantial amounts of cash. Based on our current operating plan, we believe that our available resources, including the proceeds from our recent private offering, will be adequate to satisfy our capital needs through September 2002. Our future capital requirements will depend on the results of our research and development activities, preclinical studies and bioequivalence and clinical trials, competitive and technological advances, and regulatory processes of the FDA and other regulatory authority. If our operations do not become profitable before we exhaust existing resources, we will need to raise substantial additional financing in order to continue our operations. We may seek additional financing through public and private resources, including debt or equity financings, or through collaborative or other arrangements with research institutions and corporate partners. If we raise additional capital by issuing equity, or securities convertible into equity, the ownership interest of existing Genta stockholders will be subject to further dilution and share prices may decline. If we are unable to raise additional financing when needed or on acceptable terms, we will need to do the following:

- delay, scale back or eliminate some or all of our research and product development programs;

- license third parties to commercialize products or technologies that we would otherwise seek to develop ourselves;

-    sell Genta to a third-party;

-    to cease operations; or

-    declare bankruptcy.

OUR PRODUCTS ARE IN AN EARLY STAGE OF DEVELOPMENT.

     Most of our resources have been dedicated to applying molecular biology and medicinal chemistry to the research and development of potential Anticode(TM) pharmaceutical products based upon oligonucleotide technology. While we have demonstrated the activity of Anticode(TM) oligonucleotide technology in model systems in vitro in animals, only one of these potential Anticode(TM) oligonucleotide products, Genasense(TM), has begun to be tested in humans. Results obtained in preclinical studies or early clinical investigations are not necessarily indicative of results that will be obtained in extended human clinical trials. Our products may prove to have undesirable and unintended side effects or other characteristics that may prevent our obtaining FDA or foreign regulatory approval for any indication. In addition, it is possible that research and discoveries by others will render our oligonucleotide technology obsolete or noncompetitive.

WE CANNOT SELL OUR PRODUCTS IF WE FAIL TO OBTAIN THE NECESSARY REGULATORY APPROVALS.

     The FDA and comparable agencies in foreign countries impose substantial premarket approval requirements on the introduction of pharmaceutical products through lengthy and detailed preclinical and clinical testing procedures and other costly and time-consuming procedures. Satisfaction of these requirements typically takes several years or more depending upon the type, complexity and novelty of the product.

BECAUSE WE RELY ON OTHERS TO CONDUCT OUR CLINICAL TRIALS, WE CANNOT CONTROL THEIR COMPLETION RATE OR COST, WHICH MAY AFFECT OUR ABILITY TO SUCCESSFULLY COMMERCIALIZE OUR PRODUCTS.

     We rely on others to conduct our clinical trials. How quickly we are able to complete a clinical study depends upon several factors, including the size of the patient population, how easily patients can get to the site of the clinical study, and the criteria for determining which patients are eligible to join the study. Delays in patient enrollment could delay completion of a clinical study and increase its costs, and could also delay the commercial sale of the drug that is the subject of the clinical trial.

     Our commencement and rate of completion of clinical trials also may be delayed by many other factors, including the following:

- inability to obtain sufficient quantities of materials used for clinical trials;

-    inability to adequately monitor patient progress after treatment;

-    unforeseen safety issues;

-    the failure of the products to perform well during clinical trials; and

-    government or regulatory delays.

THE SUCCESS OF OUR BUSINESS DEPENDS ON OUR ABILITY TO OBTAIN OR ENFORCE PATENTS AND OTHER PROPRIETARY RIGHTS.

     Our success will depend to a large extent on our ability to (1) obtain U.S. and foreign patent or other proprietary protection for our technologies, products and processes, (2) preserve trade secrets and (3) operate without infringing the patent and other proprietary rights of third parties. Legal standards relating to the validity of patents covering pharmaceutical and biotechnological inventions and the scope of claims made under such patents are still developing. There is no consistent policy regarding the breadth of claims allowed in biotechnology patents. As a result, our ability to obtain and enforce patents that protect our drugs is highly uncertain and involves complex legal and factual questions.

     We have more than 100 U.S. and international patents and applications to aspects of oligonucleotide technology, which includes novel compositions of matter, methods of large-scale synthesis and methods of controlling gene expression. We may not receive any issued patents based on pending or future applications. Our issued patents may not contain claims sufficiently broad to protect us against competitors with similar technology. Additionally, our patents, our partners' patents and patents for which we have license rights may be challenged, narrowed, invalidated or circumvented. Furthermore, rights granted under our patents may not cover commercially valuable drugs or processes and may not provide us with any competitive advantage.

     We may have to initiate arbitration or litigation to enforce our patent and license rights. If our competitors file patent applications that claim technology also claimed by us, we may have to participate in interference or opposition proceedings to determine the priority of invention. An adverse outcome could subject us to significant liabilities to third parties and require us to cease using the technology or to license the disputed rights from third parties.

     The cost to us of any litigation or proceeding relating to patent rights, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because of their substantially greater resources. Uncertainties resulting from the initiation and continuation of any pending patent or related litigation could prevent us from marketing our products.

THE DEVELOPMENT AND COMMERCIALIZATION OF OUR PRODUCTS COULD BE DELAYED IF WE ARE UNABLE TO MAINTAIN OUR COLLABORATIVE ARRANGEMENTS WITH RESEARCH INSTITUTIONS.

     Our business strategy depends in part on our continued ability to develop and maintain relationships with leading academic and research institutions and independent researchers. The competition for such relationships is intense. We have entered into a number of collaborative relationships relating to specific disease targets and other research activities in order to augment our internal research capabilities and to obtain access to specialized knowledge and expertise. The loss of any of these collaborative relationships could prevent the completion of our clinical trials, which are necessary for regulatory approval.

BECAUSE THERE ARE FEW SOURCES FOR ESSENTIAL RAW MATERIALS, WE MAY NOT BE ABLE TO OBTAIN SUFFICIENT QUANTITIES TO MEET MARKET DEMAND.

     The raw materials that we require to manufacture our drugs, particularly oligonucleotides, are available from only a few suppliers, namely those with access to our patented technology. If these few suppliers cease to provide us with the necessary raw materials or fail to provide us with adequate supply of materials at an acceptable price and quality, we would not be able to continue our clinical trials or to sell our drugs.

UNLESS WE OBTAIN COVERAGE AND REIMBURSEMENT FOR USE OF OUR PRODUCTS FROM THIRD-PARTY PAYORS, WE MAY NOT BE ABLE TO SUCCESSFULLY MARKET OUR PRODUCT.

     Our ability to market drugs successfully will depend in part on the extent to which various third parties are willing to reimburse patients for the costs of our drugs and related treatments. These third parties include government authorities, private health insurers, and other organizations, such as health maintenance organizations. Third-party payors often challenge the prices charged for medical products and services. Accordingly, if less costly drugs are available, third-party payors may not authorize or may limit reimbursement for our drugs, even if they are safer or more effective than the alternatives. In addition, the federal government and private insurers have considered ways to change, and have changed, the manner in which health care services are provided and paid for in the United States. In particular, these third-party payors are increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement for new therapeutic products. In the future, it is possible that the government may institute price controls and further limits on Medicare and Medicaid spending. These controls and limits could affect the payments we collect from sales of our products. Internationally, medical reimbursement systems vary significantly, with some medical centers having fixed budgets, regardless of levels of patient treatment, and other countries requiring application for, and approval of, government or third-party reimbursement.

WE COULD BECOME INVOLVED IN TIME-CONSUMING AND EXPENSIVE PATENT LITIGATION AND ADVERSE DECISIONS IN PATENT LITIGATION COULD CAUSE US TO INCUR ADDITIONAL COSTS AND EXPERIENCE DELAYS IN BRINGING NEW DRUGS TO MARKET.

     The pharmaceutical and biotechnology industries have been characterized by time-consuming and extremely expensive litigation regarding patents and other intellectual property rights. We may be required to commence, or may be made a party to, litigation relating to the scope and validity of our intellectual property rights, or the intellectual property rights of others. Such litigation could result in adverse decisions regarding the patentability of our inventions and products, or the enforceability, validity, or scope of protection offered by our patents. Such decisions could make us liable for substantial money damages, or could bar us from the manufacture, use, or sale of certain products, resulting in additional costs and delays in bringing drugs to market. We may not have sufficient resources to bring any such proceedings to a successful conclusion.

     We also may be required to participate in interference proceedings declared by the U.S. Patent and Trademark Office and in International Trade Commission proceedings aimed at preventing the importing of drugs that would compete unfairly with our drugs. Such proceedings could cause us to incur considerable costs.

OUR INSURANCE MAY NOT BE ADEQUATE TO PROTECT US AGAINST POTENTIAL PRODUCT LIABILITY.

     The nature of our business exposes us to potential product and professional liability risks which are inherent in the testing, production, marketing and sale of human therapeutic products. While we are covered against those claims by a product liability insurance policy (subject to various deductibles), our insurance coverage may not provide us with adequate protection against potential liabilities.

IF WE CEASE DOING BUSINESS AND LIQUIDATE OUR ASSETS, WE ARE REQUIRED TO DISTRIBUTE PROCEEDS TO HOLDERS OF OUR PREFERRED STOCK BEFORE WE DISTRIBUTE PROCEEDS TO HOLDERS OF OUR COMMON STOCK.

     In the event of a dissolution or liquidation of Genta, holders of Genta common stock will not receive any proceeds until holders of 268,700 outstanding shares of Genta series A preferred stock are paid an aggregate of $13.4 million liquidation preference.

                                LEGAL PROCEEDINGS

     In October 1996, our subsidiary, JBL Scientific, Inc., retained a chemical consulting firm to advise it with respect to an incident of soil and groundwater contamination. Sampling conducted at the JBL facility in California revealed the presence of chloroform and perchloroethylenes ("PCEs") in the soil and groundwater. A semi-annual groundwater monitoring program is being conducted, under the supervision of the California Regional Water Quality Control Board, for the purpose of determining whether the levels of chloroform and PCEs have decreased over time. The results of the latest sampling conducted show that chloroform and PCEs have decreased in all but one of the monitoring sites. We have agreed to indemnify Promega, which purchased the assets of JBL, in respect of this matter. Based on an estimate provided to us by a consulting firm at December 31, 1999 and September 30, 2000, we have $39,100 and $49,700, respectively, accrued to cover remedial costs. Prior to 1999, such costs were not estimable and, therefore, no loss provision had been recorded. We believe that any costs stemming from further investigating or remediating this contamination will not have a material adverse effect on our business, although there can be no assurance thereof.

     JBL received notice on October 16, 1998 from Region IX of the Environmental Protection Agency ("EPA") that it had been identified as a potentially responsible party at the Casmalia Disposal Site, which is located in Santa Barbara, California. JBL has been designated as a de minimis potentially responsible party by the EPA. Based on volume amounts from the EPA, we concluded that it was probable that a liability had been incurred and accrued $75,000 during 1998. In 1999, the EPA estimated that we will be required to pay approximately $63,200 to settle the potential liability. We expect to receive a revised settlement proposal from the EPA by the fourth quarter of 2000. While the terms of the settlement with the EPA have not been finalized, they should contain standard contribution protection and release language. We believe that any costs stemming from further investigating or remediating this contamination will not have a material adverse effect on our business, although there can be no assurance thereof. The Company has agreed to indemnify Promega in respect of this matter.

     In 1995, our wholly-owned subsidiary, Genta Pharmaceuticals Europe S.A. ("Genta Europe"), received approximately 5.4 million French Francs (as of September 30, 2000, approximately $723,600) of funding in the form of a loan from the French government agency L'Agence Nationale de Valorisation de la Recherche ("ANVAR") towards research and development activities pursuant to an agreement between ANVAR, Genta Europe and us. In October 1996, as part of our restructuring program, Genta Europe terminated all scientific personnel. ANVAR asserted, in a letter dated February 13, 1998, that Genta Europe was not in compliance with the agreement, and that ANVAR might request the immediate repayment of such loan. On July 1, 1998, ANVAR notified Genta Europe by letter of its claim that we remain liable for FF4,187,423 (as of September 30, 2000, approximately $561,500) and is required to pay this amount immediately. We do not believe that under the terms of the agreement ANVAR is entitled to request early repayment. ANVAR notified us that we were responsible as a guarantor of the loan for the repayment. Our legal counsel in Europe has again notified ANVAR that we do not agree that the loan is payable. We are working with ANVAR to achieve a mutually satisfactory resolution. However, there can be no assurance that such a resolution will be obtained. There can be no assurance that we will not incur material costs in relation to these terminations and/or assertions of default or liability.

     On June 30, 1998, Marseille Amenagement, a company affiliated with the city of Marseilles, France, filed suit in France to evict Genta Europe from its facilities in Marseilles and to demand payment of alleged back rent due and of a lease guarantee for nine years' rent. Following the filing of this claim and in consideration of the request for repayment of the loan from ANVAR, Genta Europe's Board of Directors directed the management to declare a "Cessation of Payment." Under this procedure, Genta Europe ceased any operations and terminated its only employee. A liquidator was appointed by the Court to take control of any assets of Genta Europe and to make payment to creditors. In December 1998, the

Court in Marseilles dismissed the case against Genta Europe and indicated that it had no jurisdiction against Genta Incorporated. In August 1999, Marseille Amenagement instituted legal proceedings against us at the Commercial Court in France, claiming alleged back rent payment of FF663,412.64 (as of September 30, 2000, approximately $89,000) and an early termination payment of FF1,852,429 (as of September 30, 2000, approximately $248,600). A court hearing has been scheduled for January 8, 2001. We are working with our counsel in France to achieve a mutually satisfactory resolution. However, there can be no assurance that such a resolution will be obtained. On September 30, 2000, we have $574,800 of net liabilities of a liquidated subsidiary recorded, and, therefore, management believes no additional accrual is necessary. There can be no assurance that we will not incur material costs in relation to this claim.

     In May 2000, Promega notified us by letter of two claims against us and Genta's subsidiary, Genko Scientific, Inc. (f/k/a JBL Scientific, Inc.), for indemnifiable damages in the aggregate amount of $2,820,000 under the agreement pursuant to which we sold to Promega JBL's assets. Promega's letter stated that it intends to reduce to zero the principal amount of the $1.2 million promissory note it issued as partial payment for the assets of JBL (which note provided for a payment of $700,000 on June 30, 2000) and that, as a result, we owe Promega approximately $1.6 million. We believe that Promega's claims are without merit and intend to vigorously pursue our rights under the agreement. Accordingly, On October 16, 2000, we filed suit in the US District Court of California against Promega for the non-payment of the $1.2 million note plus interest. On November 6, 2000, Promega filed a countersuit against us in the US District Court of California. There can be no assurance that we will be successful in our lawsuit or that we will not incur material costs and/or that losses may occur in relation to this claim.

                           FORWARD-LOOKING STATEMENTS

     When used in this prospectus, the words "believes," "plans," "expects," and "anticipates," and similar expressions are intended to identify forward-looking statements. Except for historical information contained in this prospectus, the matters discussed and the statements made herein or in the information incorporated by reference herein concerning Genta's future prospects are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Genta intends that all forward-looking statements be subject to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect Genta's views as of the date they are made with respect to future events, but are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by those forward-looking statements. Forward-looking statements are not guarantees of future performance, and necessarily involve risks and uncertainties, and Genta's results could differ materially from those anticipated in the forward-looking statements contained in this prospectus.

                                 USE OF PROCEEDS

     We will not receive any proceeds from the sale of the common stock by the selling stockholders.

                              SELLING STOCKHOLDERS

     The selling stockholders are offering and selling a total of [6,723,193] shares of Genta common stock under this prospectus. The shares being offered under this prospectus were originally issued to the selling stockholders in connection with Genta's recently completed private placements and pursuant to a license agreement between Genta and Molecular Biosystems, Inc. In connection with these transactions, we agreed to register these shares under the Securities Act of 1933. The shares being registered for resale include:

-    6,566,913 shares of common stock;

- 20,641 shares of common stock issuable upon exercise of warrants which we were required to issue to certain selling shareholders depending on the date this registration statement was filed; and

- 135,639 shares of common stock issuable upon exercise of warrants that were issued to Gruntal & Co., L.L.C., our advisor in connection with a portion of the private placement;

     The following table sets forth, to the best of our knowledge, based on information provided to us by the selling stockholders:

- the number of shares of Genta common stock owned by each selling stockholder; and

- the number of shares being offered by each selling stockholder under this prospectus.

     All information with respect to share ownership has been provided by the selling stockholders. Except as described below, none of the selling stockholders holds any position or office with, or has otherwise had a material relationship with, Genta for the past three years. Because the selling stockholders identified below may have sold, transferred or otherwise disposed of all or a portion of the shares of common stock owned by them since the date of which they provided the information regarding their share ownership in transactions exempt from the registration requirements of the Securities Act of 1933, no estimate can be given as to the number of shares of common stock that will be held by the selling stockholders after the offering.


                                                           NUMBER OF SHARES         NUMBER OF
                                                           OF COMMON STOCK          SHARES OF
                                                      BENEFICIALLY OWNED BEFORE   COMMON STOCK
               SELLING STOCKHOLDER                           OFFERING (1)         BEING OFFERED
-----------------------------------------------------------------------------------------------
Edward Apuzzi                                                   7,407                 7,407
--------------------------------------------------------------------------------------------
BGS Capital Management, Inc.                                   30,000                30,000
--------------------------------------------------------------------------------------------
Caduceus Capital II, L.P. (2)                                 107,720               106,760
--------------------------------------------------------------------------------------------
Castle Creek Healthcare Partners LLC (3)                       37,389                37,389
--------------------------------------------------------------------------------------------
CCL Fund LLC (4)                                               37,389                37,389
--------------------------------------------------------------------------------------------
Crescent International Ltd. (5)                                88,142                50,475
--------------------------------------------------------------------------------------------
Joe Edelman  (31)                                             131,625               100,000
--------------------------------------------------------------------------------------------
EndPointe (6)                                                 299,111               299,111
--------------------------------------------------------------------------------------------
Eugenia VI Venture Holdings, Ltd.                             740,740               740,740
--------------------------------------------------------------------------------------------
First Investors Holding Co. Inc. (7)                           74,778                74,778
--------------------------------------------------------------------------------------------
Albert Fried, Jr.                                             247,222               222,222
--------------------------------------------------------------------------------------------
Gruntal & Co., L.L.C. (8)                                     135,639               135,639
--------------------------------------------------------------------------------------------

                                                           NUMBER OF SHARES         NUMBER OF
                                                           OF COMMON STOCK          SHARES OF
                                                      BENEFICIALLY OWNED BEFORE   COMMON STOCK
               SELLING STOCKHOLDER                           OFFERING (1)         BEING OFFERED
-----------------------------------------------------------------------------------------------
Halifax Fund, L.P.                                            300,000               300,000
--------------------------------------------------------------------------------------------
J.F. Shea Co., Inc., as Nominee 1999-101 (9)                  200,945                44,445
--------------------------------------------------------------------------------------------
Scott A. Katzmann                                              56,582                30,000
--------------------------------------------------------------------------------------------
Bonnie B. Kazam                                                30,000                30,000
--------------------------------------------------------------------------------------------
Keys Foundation (10)                                          116,023                74,074
--------------------------------------------------------------------------------------------
Lakeshore International, Ltd. (11)                             74,778                74,778
--------------------------------------------------------------------------------------------
Timothy McInerney                                             141,736                30,000
--------------------------------------------------------------------------------------------
Merced Partners Limited Partnership (12)                       74,778                74,778
--------------------------------------------------------------------------------------------
Michael C. Miles (32)                                          35,898                14,815
--------------------------------------------------------------------------------------------
Molecular Biosystems, Inc.                                      3,684                 3,684
--------------------------------------------------------------------------------------------
Montrose Investments Ltd. (13)                                149,555               149,555
--------------------------------------------------------------------------------------------
MSB Research (33)                                             244,255               200,000
--------------------------------------------------------------------------------------------
Narragansett I, LP (14)                                       141,935               141,935
--------------------------------------------------------------------------------------------
Narragansett Offshore, Ltd.  (15)                             200,634               200,634
--------------------------------------------------------------------------------------------
Steven Oliveira (34)                                           58,833                50,000
--------------------------------------------------------------------------------------------
Omicron Partners, L.P. (30)                                   192,315               148,148
--------------------------------------------------------------------------------------------
Perceptive Life Sciences Fund, L.P. (16)                      396,396               258,762
--------------------------------------------------------------------------------------------
Perceptive Life Sciences Offshore Fund, LTD. (17)              28,385                28,385
--------------------------------------------------------------------------------------------
Alexander Pomper                                               30,000                30,000
--------------------------------------------------------------------------------------------
Tis Prager (18)                                                19,232                14,815
--------------------------------------------------------------------------------------------
ProQuest Companion Fund, L.P.                                   4,741                 4,741
--------------------------------------------------------------------------------------------
ProQuest Investments, L.P.                                    365,630               365,630
--------------------------------------------------------------------------------------------
Wayne Rothbaum (19)                                           206,613               190,713
--------------------------------------------------------------------------------------------
Royal Bank of Canada by Agent RBC
  Dominion Securities Corporation (20)                        437,167               437,167
--------------------------------------------------------------------------------------------
S.A.C. Capital Associates, LLC                                740,741               740,741
--------------------------------------------------------------------------------------------
Sands Point Partners, L.P.                                    100,000               100,000
--------------------------------------------------------------------------------------------
SDS Merchant Fund, LP (21)                                     74,703                74,703
--------------------------------------------------------------------------------------------
S.G. Cowen Enterprise Fund L.P. (22)                           32,304                32,304
--------------------------------------------------------------------------------------------
S.G. Cowen Enterprise Fund N.V. (23)                          124,169               124,169
--------------------------------------------------------------------------------------------
S.G. Cowen Opportunity Fund (24)                               83,965                70,665
--------------------------------------------------------------------------------------------
Mitchell D. Silber                                            100,000               100,000
--------------------------------------------------------------------------------------------
The Kaufman Fund (25)                                         399,111               299,111
--------------------------------------------------------------------------------------------
Ursus Capital L.P.                                            100,000               100,000
--------------------------------------------------------------------------------------------
Bruce Widmer (26)                                               8,291                 7,407
--------------------------------------------------------------------------------------------
Winchester Global Trust Limited as
  Trustee for Caduceus Capital Trust (27)                     229,615               219,615
--------------------------------------------------------------------------------------------
Enivia P.T.E., LTD                                             31,625                31,625
--------------------------------------------------------------------------------------------
Porlana Capital P.T.E., LTD                                    31,625                31,625
--------------------------------------------------------------------------------------------
Tokenhouse Trading S.P.                                        42,166                42,166
--------------------------------------------------------------------------------------------
Brad Miles (28)                                                 5,048                 5,048
--------------------------------------------------------------------------------------------
Jonathan Fassberg (29)                                          5,048                 5,048
--------------------------------------------------------------------------------------------
TOTAL                                                                             6,723,193



----------------

(1) The number of shares of common stock held by each selling stockholder named herein is less than 1% of Genta's outstanding common stock as of November 16, 2000.

(2) Includes 1,720 shares of common stock that may be acquired upon exercise of a warrant that is currently exerciseable.

(3) Includes 352 shares of common stock that may be acquired upon exercise of a warrant that is currently exerciseable.

(4) Includes 352 shares of common stock that may be acquired upon exercise of a warrant that is currently exerciseable.

(5) Includes 18,142 shares of common stock that may be acquired upon exercise of a warrant that is currently exerciseable.

(6) Includes 2,815 shares of common stock that may be acquired upon exercise of a warrant that is currently exerciseable.

(7) Includes 704 shares of common stock that may be acquired upon exercise of a warrant that is currently exerciseable.

(8) Consists of 135,639 shares of common stock that may be acquired upon exercise of a warrant that is currently exercisable.

(9) Includes 26,500 shares of common stock that may be acquired upon exercise of a warrant that is currently exerciseable.

(10) Includes 22,083 shares of common stock that may be acquired upon exercise of a warrant that is currently exerciseable.

(11) Includes 704 shares of common stock that may be acquired upon exercise of a warrant that is currently exerciseable.

(12) Includes 704 shares of common stock that may be acquired upon exercise of a warrant that is currently exerciseable.

(13) Includes 1,407 shares of common stock that may be acquired upon exercise of a warrant that is currently exerciseable.

(14) Includes 750 shares of common stock that may be acquired upon exercise of a warrant that is currently exerciseable.

(15) Includes 1,079 shares of common stock that may be acquired upon exercise of a warrant that is currently exerciseable.

(16) Includes 1,283 shares of common stock that may be acquired upon exercise of a warrant that is currently exerciseable.

(17) Includes 123 shares of common stock that may be acquired upon exercise of a warrant that is currently exerciseable.

(18) Includes 4,417 shares of common stock that may be acquired upon exercise of a warrant that is currently exerciseable.

(19) Includes 16,613 shares of common stock that may be acquired upon exercise of a warrant that is currently exerciseable.

(20) Includes 1,056 shares of common stock that may be acquired upon exercise of a warrant that is currently exerciseable.

(21) Includes 703 shares of common stock that may be acquired upon exercise of a warrant that is currently exerciseable.

(22) Includes 304 shares of common stock that may be acquired upon exercise of a warrant that is currently exerciseable.

(23) Includes 1,169 shares of common stock that may be acquired upon exercise of a warrant that is currently exerciseable.

(24) Includes 665 shares of common stock that may be acquired upon exercise of a warrant that is currently exerciseable.

(25) Includes 2,815 shares of common stock that may be acquired upon exercise of a warrant that is currently exerciseable.

(26) Includes 833 shares of common stock that may be acquired upon exercise of a warrant that is currently exerciseable.

(27) Includes 1,615 shares of common stock that may be acquired upon exercise of a warrant that is currently exerciseable.

(28) Includes 48 shares of common stock that may be acquired upon exercise of a warrant that is currently exerciseable.

(29) Includes 48 shares of common stock that may be acquired upon exercise of a warrant that is currently exerciseable.

(30) Includes 44,167 shares of common stock that may be acquired upon exercise of a warrant that is currently exerciseable.

(31) Includes 6,625 shares of common stock that may be acquired upon exercise of a warrant that is currently exerciseable.

(32) Includes 4,417 shares of common stock that may be acquired upon exercise of a warrant that is currently exerciseable.

(33) Includes 44,255 shares of common stock that may be acquired upon exercise of a warrant that is currently exerciseable.

(34) Includes 8,833 shares of common stock that may be acquired upon exercise of a warrant that is currently exerciseable.

                              PLAN OF DISTRIBUTION

     We are registering the shares of Genta common stock offered under this prospectus on behalf of the selling stockholders. As used herein, "selling stockholders" includes donees and pledgees selling shares received from the selling stockholders after the date of this prospectus. We will pay all expenses of registration of the shares offered hereby, other than commissions, discounts and concessions of underwriters, dealers or agents. Brokerage commissions and similar selling expenses, if any, attributable to the sale of the shares will be borne by the selling stockholders. We will not receive any of the proceeds from the sale of the shares by the selling stockholders.

     The shares may be sold from time to time by the selling stockholders, or by their pledgees, donees, distributees, transferees or other successors in interest. Sales of the shares may be made in one or more types of transactions (which may include block transactions) on one or more exchanges, in the over-the-counter market, in negotiated transactions, through put or call options transactions relating to the shares, through short sales of the shares, or a combination of such methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. These transactions may or may not involve brokers or dealers.

     The selling stockholders may effect these transactions by selling their shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. These broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of shares for whom these broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

     The selling stockholders and any broker-dealers that act in connection with the sale of the shares might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933. Consequently, any commissions received by these broker-dealers and any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act of 1933. We have agreed to indemnify the selling stockholders against certain liabilities, including liabilities arising under the Securities Act of 1933, or to contribute to payments which the selling stockholders may be required to make in respect thereof. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act of 1933.

     Because the selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act of 1933, which may include delivery through the facilities of the Nasdaq National Market pursuant to Rule 153 under the Securities Act of 1933. We have informed the selling stockholders that the anti-manipulative provisions of Regulation M under the Securities Exchange Act of 1934 may apply to their sales in the market.

     The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

     Upon being notified by any selling stockholder that he/she has entered into any material arrangement with a broker-dealer for the sale of the shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act of 1933, disclosing:

-    the name of the selling stockholder and the participating broker-dealers;

-    the number of shares involved;

-    the price at which the shares were sold;

- the commissions paid or discounts or concessions allowed to these broker-dealers, where applicable;

- that the broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

-    other facts material to the transaction.

     We have agreed with the selling stockholders to keep the registration statement, of which this prospectus is a part, effective for a period ending on the earlier of (i) the date on which the shares offered under this prospectus can be sold without registration under Rule 144(k) under the Securities Act of 1933 or any applicable state securities laws, or (ii) the date on which all shares offered hereby have been sold and the distribution contemplated hereby has been contemplated, subject to certain exceptions and limitations.

                                 LEGAL MATTERS

     The validity of the securities being offered under this prospectus has been passed upon for Genta by Morgan, Lewis & Bockius LLP, Princeton, New Jersey.

                                    EXPERTS

     The consolidated financial statements incorporated in this prospectus by reference, from the Genta Incorporated Annual Report on Form 10-K for the year ended December 31, 1999, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The financial statements of Genta Jago Technologies B.V. as of and for the year ended December 31, 1998, incorporated in this prospectus by reference from the Genta Incorporated Annual Report on Form 10-K for the year ended December 31, 1999, have been audited by Deloitte & Touche Experta Ltd., independent auditors, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph relating to matters that raise substantial doubt about Genta Jago's ability to continue as a going concern) which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The consolidated financial statements of Genta Incorporated and Genta Jago Technologies B.V. as of and for the year ended December 31, 1997, appearing in Genta's Annual Report on Form 10-K for the year ended December 31, 1999, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We file annual, quarterly and special reports and other information with the SEC. You may read and copy any document that we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC filings are also available to the public on the SEC's Internet web site at http://www.sec.gov.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the offering of securities under this prospectus is terminated.

     The following documents are incorporated by reference into this prospectus:

-    Annual Report on Form 10-K for the fiscal year ended December 31, 1999;

-    Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2000;

-    Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2000;

- Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2000; and

- The description of Genta's capital stock set forth in the Registration Statement on Form S-1 filed on November 4, 1991, and all amendment thereto (Registration No. 33-43642).

     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

         Genta Incorporated
         Two Oak Way
         Berkeley Heights, NJ  07922
         Attention: Chief Financial Officer
         Telephone number: (908) 286-9800

     You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different or additional information. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of those documents.